UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tremor International Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
N/A
(CUSIP Number)
Fred P. Boy, Esq.
Lehman & Eilen LLP
50 Charles Lindbergh Boulevard
Suite 505
Uniondale, New York 11553
5162220888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 25 , 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Mithaq Capital SPC IRS Identification No.: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 34,591,438
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 34,591,438
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,591,438
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 23.12%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Turki Saleh A. AlRajhi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 34,591,438
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 34,591,438
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,591,438
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Muhammad Asif Seemab
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 34,591,438
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 34,591,438
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,591,438
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
This Amendment No. 2 amends the Schedule 13D filed on June 30, 2021 (the "Original Schedule 13D") and the Amendment No. 1 filed on 9 September 2021. This statement of beneficial ownership on Schedule 13D relates to the Ordinary Shares of Tremor International Ltd., located at 82 Yigal Alon Street, Tel Aviv, Israel 6789124. Unless specifically amended hereby, the disclosures and statements set forth in the Original Schedule 13D and Amendment No. 1 remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D. The purpose of this Amendment No. 2 is to report the purchase of additional Ordinary Shares on the AIM and American Depository Receipts on NASDAQ. At the time of purchase, all such purchases (which were more than 60 days ago) constituted less than 1% of the outstanding Ordinary Shares). Through such purchases and Issuer's subsequent buyback of its shares, the Reporting Persons' ownership of the Ordinary Shares has increased by more than 1%.
Item 3. Source and Amount of Funds or Other Consideration
Mithaq Capital SPC expended an aggregate of approximately 4,522,851 (GBP) and 5,113,952 (USD) of its own investment capital to purchase the 34,591,438 Ordinary Shares beneficially owned by the Reporting Persons. The source of funds for any additional purchase of Shares also will be Mithaq Capital SPC's investment capital.
Item 5. Interest in Securities of the Issuer.
(a)
The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

The percentages referred to on the coverage page are based on 149,618,651 Ordinary Shares outstanding, as reported in the Issuer's Form 6-K filed on July 25, 2022.
(b)
See Original Schedule 13D
(c)
There are no transactions during the past 60 days.
(d)
See Original Schedule 13D
(e)
See Original Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 27, 2022
Mithaq Capital SPC
By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Title: Director
Date:   July 27, 2022
Mithaq Capital SPC
By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab
Title: Director
Date:   July 27, 2022

By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Date:   July 27, 2022

By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab